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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GFI Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2006
WASH. D.C. 180

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC for the year ended December 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 22, 2006
Date

FINANCE DIRECTOR
Title

Signature — February 22, 2006
Date

CHIEF COMPLIANCE OFFICER
Title

Notary Public

CHARLENE GILKES
Notary Public, State of New York
No. 41-4956992
Qualified in Kings County
Commission Expires Oct. 2, 2009

GFI SECURITIES LLC
(SEC I.D. No. 0-19982)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

GFI SECURITIES LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC:

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by the regulations under the Commodity Exchange Act. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

Deloitte & Touche LLP

February 22, 2006

Member of
Deloitte Touche Tohmatsu

GFI SECURITIES SLLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 81,119,777
DEPOSITS AT CLEARING ORGANIZATIONS	283,689
ACCRUED COMMISSIONS RECEIVABLES	5,934,767
RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	13,972,812
FINANCIAL INSTRUMENTS OWNED—At market value, held at clearing broker	317,894
RECEIVABLES FROM AFFILIATES	1,855,792
PROPERTY, SOFTWARE AND COMPUTER EQUIPMENT—Net	26,193
PREPAID BONUSES	5,469,761
FORGIVABLE LOANS TO EMPLOYEES	1,444,444
OTHER ASSETS	1,444,962
TOTAL	$111,870,091

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	$ 32,920,082
Accounts payable and accrued expenses	3,939,360
Financial instruments sold, not yet purchased	742,124
Payable to affiliates	11,115,587
Total liabilities	48,717,153
MEMBER'S INTEREST	63,152,938
TOTAL	$111,870,091

See notes to statement of financial condition.

1. ORGANIZATION

The statement of financial condition includes the accounts of GFI Securities LLC, a New York Limited Liability Company (the "Company"). The Company is an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"), an introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Coany provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less.

Deposits at Clearing Organizations—The Company maintains cash deposits at the clearing organizations that perform clearing and custodial functions for the Company.

Software and Computer Equipment—Software and computer equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the useful life of the asset, which generally does not exceed three years.

Agency Commissions—In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions' revenues and related expenses are recognized on a trade date-basis.

Principal Transactions—Principal transaction revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A very limited number of brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security. When the Company does hold securities positions, these positions are marked to market on a daily basis. Principal transactions revenues and related expenses are recognized on a trade-date basis.

Prepaid Bonuses and Forgivable Loans to the Employees—Prepaid bonus and forgivable loans to employees are stated at historical value net of amortization where the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which generally does not exceed two years.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123(R), *Share-Based Payment,* which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and is effective as of the first interim period that begins after June 15, 2005. The Company participates in its Parent's stock compensation plan.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 ("SAB No. 107") to provide guidance on SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which is a revision of SFAS No.123. SAB No. 107 provides the staff's view regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first time adoption of SFAS No. 123(R), the modification of employee share options prior to the adoption of SFAS No. 123(R) and disclosure in Management's Discussion and Analysis subsequent to the Adoption of SFAS No. 123(R). The impact of SFAS No. 123(R) and SAB No. 107 are currently being evaluated by the Parent and the Company and are not anticipated to be material.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax.

5. ACCRUED COMMISSIONS RECEIVABLES

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial institutions related to agency transactions.

6. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers and dealers represent the net settled principal transactions maintained at the Company's clearing brokers.

7. FACTORING

Pursuant to factoring agreement dated November 30, 2003, the Company sells commissions receivable aged over 30 days to an affiliate on a nonrecourse basis.

8. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company has been named as defendant in various lawsuits and arbitrations and has been the subject of regulatory examinations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on the financial condition of the Company.

Risks and Uncertainties—The Company primarily generates its revenues by executing and facilitating transactions with or for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of financial markets.

Guarantees—The Company is a member of certain exchanges and clearinghouses. Under certain exchange and clearinghouse membership agreements, members are generally required to guarantee certain obligations. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members may be required to meet the shortfalls of the member. To mitigate these performance risks, exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2005, the Company had financial instruments sold, but not yet purchased of $742,124 comprised of stocks and warrants as well as financial instruments held at clearing broker of $317,894 comprised of stocks and warrants. These financial instruments held by the Company at year-end have been recorded at current market value. Under SFAS 140, securities which are held at a clearing broker can be sold or rehypothecated by the holder. At December 31, 2005 all of the Company's securities are deposited with a clearing broker are available for hypothecation.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Brokerage Activities—In its role as a securities inter-dealer broker, the Company is interposed between buyers and sellers ("Counterparties"). Agency transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. In matched principal transactions, the Company acts as a middleman by serving as counterparty for an identified buyer and an identified seller in matching reciprocal back-to-back trades. Because the buyer and seller each settle their transactions with the Company rather than with each other, the parties are able to maintain their anonymity. A very limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. Revenues from principal transactions are recognized on the date on which the trade is made. Generally, the Company does not receive net proceeds until the settlement date

of the transaction, typically one to three business days after the trade date. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company. The Company does not anticipate nonperformance by Counterparties.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Unrealized gains or losses on futures contracts are recorded in principal transaction revenues. At December 31, 2005, the Company does not have any open futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of Counterparties with which it conducts business.

10. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and the NASD and is an introducing broker with the National Futures Association and the Commodity Futures Trading Commission and, accordingly, is subject to the Net Capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act and the NASD. Under these rules, the Company is required to maintain minimum Net Capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. At December 31, 2005, the Company's Net Capital was $44,697,231 which exceeded the minimum requirement by $44,447,231. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company sold commissions receivable aged over 30 days to an affiliate (see Note 7). Settlement occurs on a monthly basis.

The Company also has an arrangement with an affiliate where the Company steps out of certain transactions and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company. These expenses are reimbursed by the Company. Also, the Company is allocated a portion of the Parent's costs.

The receivable from affiliates of $1,855,792 and the payable to affiliates of $11,115,587 on the Statement of Financial Condition includes the impact of these arrangements.

12. EMPLOYEE BENEFITS

Certain employees participate in the Parent's stock compensation plans. This plan provides for grants of stock options and restricted stock units to purchase the common stock of the Parent. The costs associated with these stock options and restricted stock units are allocated to the Company as expensed by the Parent.

* * * * * *

GFI SECURITIES LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2005

MEMBER'S INTEREST	$63,152,938
LESS NONALLOWABLE ASSETS:	
Accrued commissions from brokers and dealers	5,934,767
Receivables from affiliates	1,855,792
Software and computer equipment	26,193
Other	8,359,167
Net capital before haircuts	46,977,019
HAIRCUTS:	
Haircuts on securities	1,753,519
Undue concentration	526,269
Total haircuts	2,279,788
NET CAPITAL	44,697,231
MINIMUM NET CAPITAL REQUIRED (the greater of $250,000 or 2% of aggregate debits)	250,000
EXCESS NET CAPITAL	$44,447,231

There are no material differences between the amounts reported above and amount reported in the Company's unaudited FOCUS Report as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2006

GFI Securities LLC
100 Wall Street
New York, NY 10005

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, nor does the Company carry customers' regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP